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NOTICE OF 2010 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the 2010 annual and special meeting of shareholders (the "Meeting") of DragonWave Inc. ("DragonWave" or the "Corporation") will be held at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, Canada on Tuesday, June 15, 2010 at 10:00 a.m. (EDT), for the following purposes:

1.
to receive the annual audited financial statements of the Corporation as at and for the fiscal year ended February 28, 2010 and the auditors' report thereon, a copy of which is enclosed with this notice;

2.
to elect directors for the ensuing year;

3.
to reappoint Ernst & Young LLP as auditors for the ensuing year;

4.
to consider and approve a resolution, the full text of which is reproduced at Appendix A to the accompanying Management Proxy Circular (the "Circular"), to confirm an amendment to By-law No. 1A of the Corporation to increase the quorum requirement for meetings of shareholders of the Corporation;

5.
to consider and approve a resolution, the full text of which is reproduced at Appendix B to the accompanying Circular, to confirm an amendment to By-law No. 1A of the Corporation to allow the Corporation to issue uncertificated common shares;

6.
to consider and approve a resolution, the full text of which is reproduced as Appendix C to the accompanying Circular, to approve changes to the amendment provisions of the stock option plan of the Corporation;

7.
to consider and approve a resolution, the full text of which is reproduced as Appendix D to the accompanying Circular, to change the maximum number of common shares issuable under the stock option plan of the Corporation from 15% to 10% of the common shares outstanding from time to time; and

8.
to consider and approve a resolution, the full text of which is reproduced at Appendix E to the accompanying Circular, to approve all unallocated stock options under the stock option plan of the Corporation, as required by the rules of the Toronto Stock Exchange; and

9.
to transact such other business as may properly be brought before the Meeting.

The Board of Directors has fixed the close of business on April 30, 2010 as the "record date" for determining the Corporation's shareholders entitled to notice of and to vote at the Meeting. The Board of Directors has fixed 10:00 a.m. (EDT) on June 11, 2010, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment thereof, shall be deposited with the Corporation's transfer agent, unless otherwise determined by the Chairman of the Meeting in his sole discretion.

Management of the Corporation is soliciting the enclosed form of proxy. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular. The Circular is deemed to be incorporated by reference in and to form part of this notice.

By Order of the Board of Directors
Gerry Spencer Chair, DragonWave Inc. May 6, 2010

DragonWave Inc.    600-411 Legget Drive, Ottawa, ON, Canada K2K 3C9 (t) 613.599.9991 (f) 613.599.4225    www.dragonwaveinc.com

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NOTICE OF 2010 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS